June 29, 2012

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 29, 2012

Relating to Preliminary Prospectus Supplements dated June 27, 2012

Registration No. 333-180097

Gevo, Inc.

Concurrent Offerings of

12,500,000 Shares of Common Stock, Par Value $0.01 Per Share

and

$40,000,000 Principal Amount of

7.5% Convertible Senior Notes Due 2022

The information in this pricing term sheet supplements Gevo, Inc.’s (i) preliminary prospectus supplement, dated June 27, 2012, relating to the offering of common stock and (ii) preliminary prospectus supplement, dated June 27, 2012, relating to the offering of convertible senior notes (collectively, the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein, and supersedes the information in the Preliminary Prospectus Supplements to the extent inconsistent with the information in the Preliminary Prospectus Supplements. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplements. Terms used herein but not defined herein shall have the respective meanings set forth in the Preliminary Prospectus Supplements. All references to dollar amounts are references to U.S. dollars.

Issuer	Gevo, Inc. (“Gevo”)

Ticker/Exchange	GEVO/Nasdaq Global Market (“NASDAQ”)

Trade Date	June 29, 2012

Settlement Date	July 5, 2012

Common Stock Offering

Title of Securities	Common stock, par value $0.01 per share, of Gevo.

Shares Offered and Sold	12,500,000 (or a total of 14,375,000 if the underwriters exercise their option to purchase an additional 1,875,000 shares of Gevo common stock).

Last Reported Sale Price of Common Stock on NASDAQ on June 28, 2012	$4.95 per share of common stock.

Public Offering Price	$4.95 per share of common stock.

Use of Proceeds	Gevo intends to use the net proceeds from this offering to fund the cash consideration payable to complete the retrofit of the Agri-Energy Facility that Gevo acquired in September 2010. A portion of the net proceeds of this offering may be used for detailed design work in preparation for the retrofit of the Redfield Facility to isobutanol production pursuant to a joint venture agreement that Gevo entered into in June 2011. Gevo may also use a portion of the net proceeds of this offering to fund working capital and other general corporate purposes, which may include paying down certain of Gevo’s long-term debt obligations and expenses associated with litigation. Pending such uses, Gevo intends to invest the net proceeds in demand deposit accounts or short-term, investment grade securities.

Joint Book-running Managers	UBS Securities LLC, Piper Jaffray & Co.

Co-manager	Robert W. Baird & Co. Incorporated

Convertible Senior Note Offering

Title of Securities	7.5% Convertible Senior Notes due 2022 (the “notes”)

Aggregate Principal Amount Offered	$40,000,000 aggregate principal amount of notes.

Over-allotment Option	$5,000,000 aggregate principal amount of notes.

Joint Book-running Managers	UBS Securities LLC, Piper Jaffray & Co.

Offering Price	100% of the principal amount, plus accrued interest, if any, from July 5, 2012.

Interest Rate	7.5% per year, payable semi-annually in arrears on January 1 and July 1 of each year, commencing January 1, 2013.

Initial Conversion Rate	175.6697 shares of common stock per $1,000 aggregate principal amount of notes.

Initial Conversion Premium	Approximately 15% above the public offering price of the concurrent common stock offering.

Initial Conversion Price	Approximately $5.69 per share of common stock.

Maturity Date	July 1, 2022

Redemption of the Notes at Gevo’s Option

Gevo may not redeem the notes prior to July 1, 2015.

Beginning July 1, 2015, Gevo may redeem the notes, at its option, for 100% of the principal amount, plus accrued and unpaid interest, if the last reported sale price of Gevo’s common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to the date Gevo provides the notice of redemption exceeds 150% of the conversion price in effect on each such trading day.

Gevo may redeem the notes at its option at any time on or after July 1, 2017, at 100% of the principal amount, plus any accrued and unpaid interest to, but excluding, the redemption date.

Investor Put Option	On July 1, 2017, holders may require Gevo to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date.

Conversion Rights	Holders may convert their notes into shares of Gevo common stock at any time prior to the close of business on the third business day immediately preceding the maturity date.

Coupon Make-Whole Payment Upon Conversion On or After January 1, 2013 and Prior to July 1, 2017

If holders elect to convert some or all of their notes on or after January 1, 2013 and prior to July 1, 2017, holders will receive a coupon make-whole payment for the notes being converted.

This coupon make-whole payment will be equal to the sum of the present values of the lesser of:

1.      eight semi-annual interest payments; or

2.      the number of semi-annual interest payments that would have been payable on such converted notes from the last day through which interest was paid on the notes, or the issue date if no interest has been paid, to but excluding July 1, 2017.

The present values of the remaining interest payments will be computed using a discount rate equal to 2.0%.

If the conversion date falls after a record date and on or prior to the corresponding interest payment date, the amount of the coupon make-whole payment will be reduced by the amount of interest payable on such interest payment date to the holder of record of the converted notes at the close of business on the corresponding record date.

Gevo may pay any coupon make-whole payments either in cash or in its common stock, at Gevo’s election. If Gevo elects to pay a coupon make-whole payment in its common stock, then the stock will be valued at 90% of the simple average of the daily volume weighted average prices of Gevo common stock for the 10 trading days ending on and including the trading day immediately preceding the conversion date.

Adjustment to Conversion Rate Upon Conversion Upon Make-Whole Fundamental Changes	If holders elect to convert their notes in the event of a make-whole fundamental change (as defined in the preliminary prospectus supplement) prior to July 1, 2017, the conversion rate will be increased by an additional number of shares of Gevo common stock.

Make-Whole Table

The following table sets forth the number of additional shares by which the conversion rate shall be increased based on the stock price and make-whole reference date for the make-whole fundamental change:

Make-Whole Reference Date	Stock Price
	$4.95	$5.50	$6.00	$7.00	$8.00	$9.00	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$18.00	$20.00
July 5, 2012	26.3505	26.3505	26.2426	18.9389	14.1113	10.7466	8.3001	6.4612	5.0435	3.9297	3.0430	2.3314	1.7576	0.9210	0.3793
July 1, 2013	26.3505	26.3505	23.1694	16.0302	11.5563	8.5935	6.5306	5.0302	3.8989	3.0216	2.3276	1.7715	1.3225	0.6641	0.2334
July 1, 2014	26.3505	24.9234	19.3539	12.0583	7.8906	5.4405	3.9337	2.9487	2.2594	1.7459	1.3443	1.0202	0.7536	0.3475	0.0680
July 1, 2015	26.3505	22.1860	15.8854	7.1088	1.7703	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
July 1, 2016	26.3505	19.0215	12.8142	5.2141	1.1997	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
July 1, 2017	26.3505	6.1485	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and make-whole reference dates may not be set forth in the table above, in which case if the stock price is between two stock price amounts in the table or the effective date is between make-whole reference dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two make-whole reference dates, as applicable, based on a 365-day year. If the stock price is:

†	greater than $20.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased; or

†	less than $4.95 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased.

Notwithstanding the foregoing, in no event will the total number of shares of Gevo common stock issuable upon conversion exceed 202.0202 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth in the Preliminary Prospectus Supplement under “Description of notes—Conversion Rate Adjustments.”

Use of Proceeds	Gevo intends to use the net proceeds from this offering to repay $5,000,000 in outstanding long-term debt obligations and to fund the cash consideration payable to complete the retrofit of the Agri-Energy Facility that Gevo acquired in September 2010. A portion of the net proceeds of this offering may be used for detailed design work in preparation for the retrofit of the Redfield Facility to isobutanol production pursuant to a joint venture agreement that Gevo entered into in June 2011. Gevo may also use a portion of the net proceeds of this offering to fund working capital and other general corporate purposes, which may include paying down certain of Gevo’s long-term debt obligations and expenses associated with litigation. Pending such uses, Gevo intends to invest the net proceeds in demand deposit accounts or short-term, investment grade securities.

Underwriting Discounts and Commissions	6% per note

Ranking	Senior Unsecured

CUSIP	374396 AA7

ISIN	US374396AA74

The issuer has filed with the SEC a registration statement (including a base prospectus) and preliminary prospectus supplements dated June 27, 2012, for the offerings to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the preliminary prospectus supplements and other documents the issuer has filed with the SEC for more complete information about the issuer and the offerings referenced herein. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You may also obtain electronic copies of the preliminary prospectus supplements and accompanying base prospectuses by calling toll-free (888) 722-9555, extension 19423-2626 or through your usual contact at UBS Securities, LLC or Piper Jaffray & Co.

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